SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CONTINENTAL HOLDINGS, INC.

(Name of Subject Company and Filing Persons (Issuer))

4.50% Senior Limited-Subordination Convertible Notes due 2021

(Title of Class of Securities)

902549AH7 and 902549AG9

(CUSIP Numbers of Class of Securities)

Gerald Laderman

Senior Vice President Finance and Treasurer

77 West Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Matthew R. Pacey

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$726,000,000	$84,289
*

Calculated solely for purposes of determining the filing fee. The purchase price of the 4.50% Senior Limited-Subordination Convertible Notes due 2021 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date. As of May 23, 2011, there was $726,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $726,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of July 25, 2006 (the “Indenture”) among United Continental Holdings, Inc. (formerly known as UAL Corporation) (the “Company”), United Air Lines, Inc., as Guarantor (“United”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), relating to the Company’s 4.50% Senior Limited-Subordination Convertible Notes due 2021 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the Notes, dated May 24, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1  through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into shares of common stock, $0.01 par value per share, of the Company, subject to the Company’s right to pay cash in lieu of common stock for some or all of the Notes, and to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 77 West Wacker Drive, Chicago, Illinois 60601, and the telephone number there is (312) 997-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11.  Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Company Notice to Holders of 4.50% Senior Limited-Subordination Convertible Notes due 2021, dated May 24, 2011.

(a)(5)	Press release issued on May 24, 2011.

(b)	Not applicable.

(d)	Indenture, dated as of July 25, 2006, among the Company, United and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 27, 2006).

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2011	United Continental Holdings, Inc.

	By:	/s/ Gerald Laderman
	Name:	Gerald Laderman
	Title:	Senior Vice President Finance and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Notice to Holders of 4.50% Senior Limited-Subordination Convertible Notes due 2021, dated May 24, 2011.

(a)(5)	Press release issued on May 24, 2011.

(b)	Not applicable.

(d)	Indenture, dated as of July 25, 2006, among the Company, United and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 27, 2006).

(g)	Not applicable.

(h)	Not applicable.